Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Vand Labs Inc.
225 Cherry Street, 58H
New York, NY 10002
www.MyVand.com

Up to $107,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Vand Labs Inc.
Address: 225 Cherry Street, 58H, New York, NY 10002
State of Incorporation: DE
Date Incorporated: February 19, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $107,000.00 | 107,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

<u>Voting Rights in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives and Perks*</u>

All Investor Owners Club

- 10% lifetime discount on in store purchases with exclusive FOUNDER code
- Early access to new products, limited edition products, etc.
- Private owners group for feedback, suggestions, referrals, new business opportunities, etc.

Early Bird

- First 48 hours: Friends and Family Early Birds | 10% bonus shares + Free VAND + 1yr refills
- Next 5 days: Early Bird Bonus | 5% bonus shares + Free VAND

Volume

- $1,000 + : 1 Free VAND + 1 yr free refills + 2% bonus shares
- $2,000 + : 2 Free VAND + 2 yrs free refills each + 3% bonus shares
- $5,000 + : 3 Free VANDs + Lifetime free refills + 5% bonus shares
- $20,000 + : 10 Free VANDs (gift-able) + Lifetime free refills + 10% bonus shares

<u>**The 10% Bonus for StartEngine Shareholders**</u>

Vand Labs Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 110 Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Vand Labs, Inc. researches, designs, manufactures and markets products for your health. Our first product is the VAND shower water purifier, customized for your water and your needs.

Our unique, dual-module solution leverages data and science to remove impurities from your shower water so that you can lead a healthier life. We draw upon multiple data sets, including private and public water quality databases, as well as self-disclosed personal health information, then use proprietary algorithms to match filter modules with customer data, ensuring a high degree of end-user customization.

The business was founded in 2019 as Stok Labs, Inc., a Delaware C-Corp. As the company evolved, our focus began to shift towards our first product, the VAND. In March 2020, we changed our name to Vand Labs, Inc.

Competitors and Industry

The water purifier market is expected to grow to $110 Billion by 2025, with shower water purifiers accounting for about 7% of that market Source. Currently, the shower water purifier industry is fragmented, with plumbing products indistinguishable from each other, and with multiple customer pain points - no customization to unique needs, insufficient trial mechanisms, and no refill subscription option.

Notable competitors are:

Sonaki: This Korean company makes only shower water purifiers. Its primary market is in Asia, and it commands a small but loyal following in North America. The company does not focus on design aesthetics, customization or subscription refills.

Kohler: Shower water purifiers form an extremely small part of the company's larger product portfolio of bath fittings. As such, this product does not receive enough R&D allocation, and is not marketed as a stand-alone product.

Aquabliss: Sells generic shower water purifiers through a basic e-commerce website and low-margin channels such as Amazon and Home Depot. No customization offered.

In summary, the current shower purifier industry and competitive landscape is reminiscent of the mattress industry before Casper, or the luggage industry before Away.

Current Stage and Roadmap

Vand Labs has invested significant resources in building and strengthening every component of its vertically integrated e-commerce business. We have completed our research, design and prototyping phase, secured exclusive contract manufacturing capacity, and ensured scalable fulfillment and e-commerce capabilities with industry leaders in each category. We have currently completed the research and development stage and have manufactured a functional prototype for our VAND Shower Water Purifier.

We are now ready to transition to a 'Digitally Native Vertical Brand' (DNVB), with tight controls on every aspect of our supply chain. We have secured factory capacity with a reputable contract manufacturer to produce our designs in high volume. We will then sell the product exclusively through our own e-commerce website. We will drive customers to e-commerce website via digital advertising. Our test marketing campaigns have shown low customer acquisition costs (CAC), while our subscription model ensures high customer lifetime value (LTV). This high yield ratio (LTV/CAC) is expected to see us through several years of growth, as our high return 6x+ on ad spend (ROAS) can be applied to the large amount of ad inventory that remains available at low cost.

We have a secure supply chain fully capable of scaling up. Our target customer base is large and we hope will grow consistently, as the set currently skews younger. We

expect demand to remain high for the foreseeable future.

IP Discussion

Currently we are in the process of registering, applying and filing our Intellectual Property assets. We have three main points of focus: a design patent, a utility patent for our proprietary process of customization, and a trademark for the VAND.

Design Patent & Utility Patent: We are actively working with our law expect to file these patent applications in early April 2020.

Trademark: Our Trademark application is ready to file once we have a unit in volume production ready to send over to the USPTO.

The Team

Officers and Directors

Name: Koustubh Parulekar

Koustubh Parulekar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: February 19, 2019 - Present
  Responsibilities: Overall management and strategic leadership. Product development, branding, marketing, fundraising, and operations. No current cash compensation; to be determined when company has sales revenue. Currently owns 100% of the company's issued shares. The Company is Koustubh's full-time job.

- **Position:** President
  Dates of Service: February 19, 2019 - Present
  Responsibilities: Overseeing financial accounts, regulatory compliance and leadership while constantly measuring the success of the company. Meeting with board members and other executives to assess the direction of the company, develop short and long-term goals, plans, and strategies, and ensure the company's compliance with its stated mission.

- **Position:** Director
  Dates of Service: February 19, 2019 - Present
  Responsibilities: Board member oversight

Other business experience in the past three years:

- **Employer:** German Accelerator Tech, NYC
  Title: Startup Mentor

Dates of Service: May 30, 2018 - Present
Responsibilities: Provided strategic advice, introductions, and best practices to German startups entering the U.S. market via New York.

Other business experience in the past three years:

- **Employer:** Columbia | IBM Blockchain Accelerator
  Title: Advisor, Strategy & Technology
  Dates of Service: July 30, 2018 - Present
  Responsibilities: Advised startups new to the IBM Blockchain ecosystem; leveraging experience and technology to create new DApps pipeline.

Other business experience in the past three years:

- **Employer:** OST | Open Simple Token
  Title: Director, Business Development and Partnerships, Americas
  Dates of Service: January 15, 2018 - January 03, 2019
  Responsibilities: Led Multi-industry Startup Engagement & Partnership Management program across the Americas - North, Central & South. • Identified, engaged and recruited startups to partnership program • Built and executed startup engagement strategy • Managed partnerships strategy with multiple regional stakeholders • Influenced company product roadmap by channeling industry feedback to technical team

Name: Sankalpa Dashrath

Sankalpa Dashrath's current primary role is with Slalom. Sankalpa Dashrath currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: February 19, 2019 - Present
  Responsibilities: Board member oversight, with a focus on marketing strategy. The position is currently unpaid. Sankalpa does not own any equity in the company and works for the company part-time.

- **Position:** Company Secretary
  Dates of Service: February 19, 2019 - Present
  Responsibilities: Efficient administration of a company, particularly with regard to ensuring compliance with statutory and regulatory requirements and for ensuring that decisions of the board of directors are implemented. The position currently does not offer any cash or equity compensation.

Other business experience in the past three years:

- **Employer:** Slalom
  Title: Consultant
  Dates of Service: December 05, 2019 - Present
  Responsibilities: Management consulting

Other business experience in the past three years:

- **Employer:** Deloitte
  Title: Consultant
  Dates of Service: May 15, 2017 - December 03, 2019
  Responsibilities: Management consulting

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $107,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company

performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
The company has an operational prototype, which it has tested extensively with an established high-volume contract manufacturer. However, it is possible, due to previously unforeseen circumstances, that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We have currently completed the research and development stage and have only manufactured a functional prototype for our VAND Shower Water Purifier. Delays or cost overruns in volume manufacturing of our VAND and failure of the product to

meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to

achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

The company was formed on 19th February 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Since the company has invested in research, product development and prototyping, the company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, no customers, and effectively no revenue. If you are investing in this company, it's because you think that the VAND Shower Water Purifier is a good idea, that the team will be able to successfully market, and sell the product and associated subscription service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable

We believe some of the most valuable components of the Company are in our intellectual property portfolio. By April 2020, we would have filed two patent applications with the United States Patent and Trademark Office; a non-provisional design patent and a provisional utility patent. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is

possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may

no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Vand Labs Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on our company could harm our reputation and materially negatively impact our financial condition and business.

Impact of COVID-19

The coronavirus outbreak is first and foremost a human tragedy, affecting hundreds of thousands of people worldwide. It is also having a growing impact on the global economy, which our supply chain is a part of. We have thoroughly assessed the risk of COVID-19 impact on our entire vertical, since, as a DNVB, we control all aspects of it. As of 3/26/2020, our manufacturing supply chain is back at full capacity after a 2-month hiatus. We acknowledge some marketing challenges on the horizon in our primary launch market - North America. Given the current scale of economic uncertainty, there might be secondary impact on public perception of what discretionary spending should be. As such, we might need to adjust our marketing message to highlight the science-based preventative aspects of the VAND over any other features.

Impact of Economic Uncertainty on Funding

The coronavirus outbreak is first and foremost a human tragedy, affecting hundreds of thousands of people. It is also having a growing impact on the global economy, with every aspect of the financial system affected adversely. While every business, large or small, is facing economic uncertainty, these risks are greater for startups. We have structured our business, over the last one year, to be self-sufficient once we start selling our products. While this unique time might affect our ability to raise further capital, we do not foresee a need for additional capital after this fund raise. We have

structured this business to run on a negative cash conversion cycle once we start selling our products. Currently, there is unprecedented demand for every environmental purification product. As long as there is demand for our products, we do not foresee any impact on our Funding but it is always a potential risk.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Koustubh Parulekar	5,000,000	Common Stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 107,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,000,000 outstanding.

Voting Rights

One vote per share with Voting Proxy.

Material Rights

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of

securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $500.00
  Number of Securities Sold: 5,000,000
  Use of proceeds: Research and development
  Date: March 01, 2019

Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

For most of the previous year, Vand Labs existed as an entity focused purely on research, design and product development. Going forward, after this fund raise, the company can be operational for up to one more year without any revenue generation.

Foreseeable major expenses based on projections:

We foresee our major expenses to be in line with those of any comparable early-stage Digitally Native Vertical Brand (DNVB) startup. Our projections have included best practices from successful startups, while excluding mistakes that others have made.

As a DNVB, our major expenses are projected to be, in order of priority:

- Branding & Marketing: We have retained a leading branding agency with a track record of building successful DNVBs. As a digitally native business, our company revenue is directly co-related to the amount we spend on branding and online advertising. With a positive 6x projected return on ad spend (ROAS), we expect to continue to prioritize this expenditure as it is necessary to revenue generation.

- Inventory: We expect our inventory expenses to be low. As a DNVB, we are creating a brand-driven, fast-moving, high-margin business that does not have to carry a large amount of high-value inventory.

- Operations: The company does not plan to use any proceeds from this raise to expand operations, most of which are currently outsourced. Once revenue run rate reaches $5M, we plan to incrementally transition these functions to internal expanded capabilities.

- Company Employment: We will increase internal capacity and reduce reliance on

external contractors as company revenues reach a revenue run rate of $7.5M

- Research & Development: We will re-initiate our research and development, once we reach a revenue run rate of $10M

Future operational challenges:

Vand Labs has pro-actively structured its operations to mitigate potential challenges. We have minimized our initial investments in illiquid assets and have maximized the utilization of external product/service providers. This approach has prepared us to better face the operational challenges we see on the horizon for this company:

Production and Supply chain: Our contract manufacturers have implemented all safety and security measures to ensure automated production throughout the current health crisis. As demand for other non-health centric goods unfortunately reduces, an unforeseen outcome could be greater availability of supply chain resources for our health-centric products.

Salaries & HR: We have kept operations lean by maximizing reliance on external contractors until we see revenue run rate of $5M; at that point we can easily absorb additioanal staff.

Future challenges related to capital resources:

Vand Labs has pro-actively structured its capital management process to reduce the threat of capital resource challenges.

Overheads and Cash flow: With all costs secured, our margins are projected to be above 66%. This extra cash, when combined with our high return on ad spend (ROAS) of 6x, results in anticipated high sales revenue. With large amounts of online advertising inventory still available at low cost, we project an upwardly trending growth and cash flow trajectory.

Future Capital Resources: We are in constant contact with future sources of capital, including VC, PE, corporate investors, banks, etc., who are watching our traction as we transition from a research startup to a DNVB. In case we encounter a future challenge where our e-commerce data shows more capital would help us grow exponentially faster, we would be ready with investors who would help mitigate that challenge.

Future milestones and events:

We are fully aware that the world is experiencing an unprecedented global event – the COVID-19 health crisis. While this crisis, unfortunately, significantly affects almost every company in the economy, we remain confident that this will not significantly affect Vand Labs, financially or otherwise.

Vand Labs had successfully completed its research, product design, and prototyping for our premier product, the VAND, long before this health crisis emerged. With renewed public interest in products that enhance/purify/filter their immediate

environment, our product has unintentionally ended up in a high growth sector. We have the entire supply chain in place and ready to function throughout this crisis, and we are hopeful that the company will emerge financially stronger.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Vand Labs Inc. has been funded so far with personal capital from its founder, listed as 'paid-in capital' on the company financial report. The company can access more capital as shareholder loans from its founder and Board. The company has a business account in good standing with Azlo Bank, with a current balance of $15,000. The company intends to tap into standard business capital resources – such as company credit cards, lines of credit, business loans, etc. – as soon as a revenue record is established.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These campaign funds are not critical to the daily R&D-centric operations of the company; the company has not needed to raise any outside capital since its inception, while a working prototype was developed, and can continue to be founder funded into the foreseeable future.

A majority of this campaign's funds will be used for online marketing – including branding, digital advertising, and customer acquisition – which will result directly in e-commerce revenue. Once this history of e-commerce revenue is established, the company should be able to access additional capital, if needed, through entities like Clearbanc and Shopify Capital that supply capital exclusively to online businesses.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Without funds from this campaign, Vand Labs can remain viable purely as research, design and product development entity that produces intellectual property.

However, the funds from this crowdfunding campaign are necessary to the company to transition to a successful Digitally Native Vertical Brand (DNVB). The funds from this campaign will constitute a majority of the funds necessary to initiate this transition.

How long will you be able to operate the company if you raise your minimum? What

expenses is this estimate based on?

With the minimum amount of $10,000 raised, the company can continue its basic operations – research, product design, prototype development and intellectual property creation – for one more year, with periodic capital contributions from the founder.

How long will you be able to operate the company if you raise your maximum funding goal?

With the maximum amount of $107,000 raised, the company can complete its transition to a full Digitally Native Vertical Brand (DNVB). With high margins and a fast-moving product, the company can operate indefinitely if all other conditions remain steady.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)

The company is actively considering all future sources of capital, including and not limited to, lines of credit with Clearbanc and Shopify, additional equity crowdfunding rounds, venture capital, private equity, family offices, and corporate investors.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $5,000,000.00

Valuation Details:

We determined the pre-money valuation of Vand Labs as $5M by using multiple valuation methods:

We did a comparable company analysis on multiple Digitally Native Vertical Brands (DNVB), finding their prior valuations when they were at the pre-production and prototype stage where Vand Labs is now. For example, in 2013, Ring Inc. was valued at $7 million when it appeared on Shark Tank with internal development level to where we are now; it was subsequently sold to Amazon in 2019 for close to $1 billion.

We calculated the cost for an established large multinational corporation to create this from scratch; building the team, conducting research, designing the product, testing materials, creating the prototype, testing, creating the packaging, securing volume manufacturing, building e-commerce and fulfillment capabilities, etc.

We looked at the value of our intellectual property; detailed CAD files of our product, the unique design of our product and unique customisation process that we have pioneered (design and process patents in the process of filing), and our Trademark (to be filed when we have a product in volume manufacturing).

We also looked at successful product crowdfunding campaigns, since we plan to launch one when our product is ready. For example, the Mission8 Shower Water campaign on Kickstarter rasied more than $500,000 (Purifierhttps://www.kickstarter.com/projects/mission8/mission8-5-in-1-shower-solution-showering-re-imagined).

The Company set its valuation internally, without a formal-third party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Campaign Management*
  96.5%
  We are using StartEngine's Premium service to manage our campaign; as such, the first $10,000 will be used to pay for these services.

If we raise the over allotment amount of $107,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  17.0%
  Vand Labs has already invested significant resources into research, product development, prototyping and testing to get to the present point, where we are ready to initiate volume manufacturing. Now, with contracts in place for exclusive volume manufacturing and order fulfillment, we can allocate most of the funds raised towards direct revenue generation activities such as marketing. The data from our marketing trials, combined with our high customer lifetime value (CLTV) from our subscription model, show results of a higher than 5x return on ad spend (ROAS). There is a direct co-relation between a larger

marketing budget and higher sales revenue. We plan to allocate a high percentage of this raise towards marketing-driven customer acquisition.

- *Operations*
  4.0%
  We will be outsourcing most of our operations functions until the company is profitable. As such, we expect an extremely minimal amount of this raise to be allocated towards operations.

- *Inventory*
  66.0%
  Inventory liabilities are a critical component of any DNVB. These costs include one-time setup costs such as tooling and molds. Marginal, per-unit costs are lower, since we have such a high-margin product. Over time, these liabilities will form a low percentage of per-unit costs. When our revenue streams stabilize, we aim to focus on lowering these costs by a combination of strategies, such as vendor financing, Shopify credit, vendor pre-order volume discounts, etc.

- *StartEngine Campaign Management*
  9.5%
  The first $10,000 of this raise will be used to pay StartEngine as fees for managing the campaign

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.MyVand.com (www.myvand.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/vand

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Vand Labs Inc.

[See attached]

I, Koustubh Parulekar, the Chief Executive Officer of Stok Labs Inc., hereby certify that the financial statements of Stok Labs Inc and notes thereto for the periods From Inception (February 19, 2019) to December 31, 2019 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

The company was not in existence in 2018 and has not yet filed its 2019 tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 11th of March 2020.

_____ (Signature)

___President & CEO, Stok Labs Inc.___ (Title)

___11th March 2020_____ (Date)

STOK LABS INC.
FINANCIAL STATEMENTS
(UNAUDITED)

AS OF INCEPTION (FEBRUARY 19, 2019) TO DECEMBER 31, 2019

Stok Labs Inc.
Index to Financial Statements
(unaudited)

STOK LABS INC.
BALANCE SHEETS
FOR THE YEAR ENDED DECEMBER 31, 2018
(unaudited)

	December 31, 2019
ASSETS	
Current Assets	
Cash and Cash Equivalents	$ 14,305
Total Current Assets	14,305
Fixed Assets, net	1,760
TOTAL ASSETS	$ **16,065**
LIABILITIES & EQUITY	
Current Liabilities	
Accounts Payables	-
Total Current Liabilities	-
Total Liabilities	
Equity	
Common Stock, $0.0001 par value 10,000,000 shares authorized, 5,000,000 issued and outstanding	500
Subscription Receivable	(500)
Additional Paid in Capital	102,640
Retained Earnings	-
Net Income	(86,575)
Total Equity	16,065
TOTAL LIABILITIES & EQUITY	$ **16,065**

STOK LABS INC.
STATEMENTS OF OPERATIONS
FROM INCEPTION (FEBRUARY 19, 2019) TO DECEMBER 31, 2019
(unaudited)

	December 31, 2019
Revenue	$ -
Cost of Goods Sold	-
Gross Margin	-
Expenses	
Sales and Marketing	32,467
General and Administrative Expenses	11,788
Research and Development	42,320
Total Expense	86,575
Operating Income	(86,575)
Other Income	-
Other Expense	(440)
Income Tax	-
Net income	$ (86,575)

STOK LABS INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FROM INCEPTION (FEBRUARY 19, 2019) TO DECEMBER 31, 2019
(unaudited)

| | Common stock | | Subscription | Additional Paid- | Accumulated | Total Stockholders' |
	Shares	Amount	Receivable	in Capital	Earnings	Equity
Inception (February 19, 2019)	-	$ -	$ -	$ -	$ -	$ -
Issuance of Founders Shares	5,000,000	500	(500)	-	-	-
Contribution	-	-	-	-	-	-
Distribution	-	-	-	-	-	-
Net income (loss)	-	-	-	102,640	(86,575)	16,065
Balance at December 31, 2019	**5,000,000**	**500**	**(500)**	**102,640**	**(86,575)**	**16,065**

STOK LABS INC.
STATEMENTS OF CASH FLOWS
FROM INCEPTION (FEBRUARY 19, 2019) TO DECEMBER 31, 2019
(unaudited)

		December 31, 2019
Cash flows from operating activities		
Net income	$	(86,575)
Depreciation		440
Total Adjustments to reconcile Net Cash Provided By Operations:		
Net Cash Provided By Operating Activities:		**(86,135)**
Cash flows from Investing Activities		
Furniture, Fixtures, Equipment		(2,200)
Net Cash used in investing activities		**(2,200)**
Cash flows from Financing activities		
Issuance of Common Stock		-
Contribution		102,640
Net cash received from financing activities		**102,640**
Net (decrease) increase in cash and cash equivalents		14,305
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period	**$**	**14,305**
Non Cash Investing and Financing Activities:		
Subscription Receivable	$	500

NOTE 1 – NATURE OF OPERATIONS

Stok Labs Inc. was formed on February 19, 2019 ("Inception") in the State of Delaware. The balance sheet of Stok Labs Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Washington, DC.

Stok Labs Inc., created The VAND Shower Purifier which is an active filtration system. The VAND is a cylindrical loop that functions as the intermediary between water pipe and shower head. This universal fixture houses a dual filtration system, with one filtration cartridge working to remove harmful impurities from the water, while the other enriches it with vitamins and minerals. Dirt, rust, odour, chlorine, and microorganisms are instantly removed, and the water is infused instead with a healthy cocktail of things your body actually needs. Water becomes instantly better for your hair and skin; think fewer outbreaks, irritations, dryness, etc. According to the company, this softer water even means that products like shampoos and conditioners are able to do their jobs more effectively. In other words, The VAND is the high-tech way to better hair, skin and health, customized around you.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of October 31, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment
Property and equipment will be stated at cost when purchased. Depreciation will be computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period. As of December 31, 2019, property and equipment was in the amount of $2,200 with accumulated depreciation of $440.

Revenue Recognition
The Company will recognize revenues from the sale of our product when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Washington state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

As of December 31, 2019, the company does not have any debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of common stock with the par value of $0.0001. As of December 31, 2019, the Company has issued 5,000,000 shares of common stock for a value of $500.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2019 through March 12, 2020, the issuance date of these financial statements.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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VAND is pending **StartEngine Approval.**

VAND



$0.00 raised

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% Equity Offered

$5M Valuation

Equity Offering Type

$250.00 Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Website | New York, NY | CONSUMER PRODUCTS

The VAND turns any standard shower into an advanced water filtration system in seconds, with an easy DIY installation on to your existing shower head. Our dual-module system is the science-backed and data-driven solution for two issues – your local water quality and your individual health needs. The VAND is the complete package - constantly updating technology, wrapped in futuristic design - that gives you a better bathing and living experience every day.



Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Unique Product: Advanced filtration technology, backed by artificial intelligence, with latest-tech refills delivered automatically to your door
- Large Market Growing Fast: U.S. Personal Care, is valued at US$ 140+ billion a year, with haircare and skincare as the largest and fastest growing categories
- Vertical Integration with Subscription Model: Projected margins of 75%+ and $500+ avg customer lifetime value (CLTV)



THE PROBLEM

Pollutants in Public & Private Water

Multiple harmful pollutants in water have been identified by the United States Environmental Protection Agency in its Contaminant Candidate List (CCL), now made searchable by your zip code.

According to the Environmental Working Group's report on Government Water Standards, there are no legal limits for over 160 unregulated contaminants in U.S. tap water, while many chemicals' Maximum Contaminant Levels (MCLs) have not been updated for over 50 years.



Each **10-min** shower exposes you to **20+ gallons** of water*

*US EPA

Public water increasingly contains many biological, chemical and physical pollutants that can cause multiple unwanted issues; **such as drying and aging effects on skin and hair, hair loss, skin reactions like dermatitis, internal imbalances from minerals, reactions to chemicals and gases released, exacerbate chronic acne, rosacea inflammation and/or extreme sensitivity**

etc. According to Olga Naidenko, Ph.D., a senior science adviser at the Environmental Working Group (EWG), chlorine and other chemicals do not have to be ingested to cause health problems, she says, as studies have shown that lifeguards and frequent swimmers at indoor pools with high levels of chlorine have experienced problems such as exacerbated asthma symptoms.

In addition, over 85% of the households within the United States have hard water; its high levels of calcium and magnesium can really have negative impacts on your hair – leaving your hair feeling dull and lifeless. Soft water might not pose as tough a problem, but it still comes with its own set of challenges. "It takes longer to thoroughly cleanse hair of styling products, which results in product buildup on the scalp. This is especially an issue if you have naturally oily or fine hair— leftover products remaining on the scalp weigh hair down and make it feel greasier," salon owner and hairstylist Oscar Blandi, as reported in Glamour.

Chemical	Physical	Biological
Harmful chemicals in your water include **PFASs, THMs, Chromium-6, Chlorine**	Inorganic sediments such as **metal & rust from old pipes, sand, dirt and forever plastics**	Biological contaminants such as **dead fish and algae**, and micro **bacteria and viruses.**
VAND removes PFASs, THMs, & Chromium-6, with **carbon microfiltration** and 99.9% of Chlorine and Chloramines using **Vitamin-C**	VAND removes all sediments larger than **7 microns** using **nano-composite membranes**	VAND Anti-bacterial filter layer effectively kills all **bio-contaminants** from your water

THE SOLUTION

Advanced Shower Water Purification

What makes the VAND so advanced? **Our unique data-driven and science-based approach.**



0:00

Our high-tech, dual-module system contains a subtractive filter cartridge that filters out pollutants from your water, while an additive cartridge that adds vitamins and minerals to your water.



At-Source Solution
The VAND is the complete data-driven, science-based solution for:
✓ Enhanced protection from water-borne contaminants
✓ Better overall health; reduced allergic reactions
✓ Healthier skin with reduced responses; eczema relief
✓ Maximized hair & skin treatment effectiveness; medications, shampoos, conditioners, masks, coloring, highlights, curls, straightening, etc.

In the background, **our proprietary algorithms** constantly monitor water quality data from your local utility, and combine it with personal health data you provide, to create a water filtration solution customized to your exact location and your individual health needs. As your filtration needs change - by season, location, new pollutants, etc. - our technology automatically sends you the latest refill filters, delivered via our refill subscription model.



Quick & Easy Installation
The VAND is designed for DIY installation out of the box, with no plumber required.
Ideal for Forever Homes, Vacation homes, RVs, Rental Apts., and Sublets.
Moving? Removal is just as quick and easy. Travelling? Bring it with you!

THE MARKET

Large & Growing Market Ideal for Disruption

- **Large Market:** U.S. Personal Care market is $140+ billion, with haircare and skincare the largest and fastest-growing categories
- **No Clear Market Leader:** Multiple indistinguishable hardware-focused models we believe unsuccessful in driving adoption in key demographics
- **Tech Innovations Under-utilized:** One-size fits all approach without algorithmic customization. No data dashboard component
- **Inconvenience at All-Time High:** Complex purchase process, no subscription model, insufficient trial mechanisms, delayed threat response
- **Ideal market demographic conditions for VAND**
    - Tech-centric millennials have started nesting
    - Gen-X & Y are leading data-driven bio-hacking
    - Baby boomers are resorting to data & tech to prolong the life


$140+
Billion
Annual U.S.
Personal Care
Market

We believe spending on preventive, immunity-boosting, care products is growing fast with an increased awareness of contaminants in our air and water

OUR TRACTION

Loved for Functionality, Innovation & Design

- **Positive Customer Response:** Our paid-media marketing trials on Facebook, targeting millennial women ages 22-37, and received over *1,500 pre-order sign-ups with only $4,000 in ad-spend*
- **Re-seller Inquiries:** Our website received unsolicited international

wholesale inquiries from France, Australia, UK, Saudi Arabia, and Japan



Shirley Conrad My family needs this
Ashley Walters I would love that
Candice Mikkelson Omg i could really use one of these. We have well water with incredibly high iron content!
Amanda N. Crockett I need this
Kim Wesley Now, that's what I need at the end of the day with 5 kids! Lol
Virginia Wright So need this I have lil ones and the water is so hard on their skin not to mention our hair is super dry and Breaking off we have been using bottle water on our hair trying to restore it
Cori Lynn Sellers-benz I would so take 5 showers aday if not more. Maybe live in shower. Make excuses to take shower...
Love · Reply · Message · 2w
Angela Ellen Grider I am allergic to chlorine so this would be nice to have
Hayde Shatka Adam Heidenbrand I want this

And the media loves us too!

Even while we are just accepting reservations, we won the Editors' 'Innovation Award' by GadgetFlow, and earned praise from both New Atlas and Yanko Design.



YD
YANKO DESIGN
INNOVATION AWARD
NEW ATLAS
This image is a conceptual rendering and is proposed for illustrative purposes only

WHAT WE DO

Advanced Technology, Customized for You

The VAND dual-module system enables our innovative approach to individualized filtration.

Our *subtractive* modules contain **customized versions of a high-tech 5-stage**

filtration membrane, customized to the water in your zip code. Our *additive* module primarily contains organically sourced Vitamin-C, which instantly negates 99.9% of chlorine and chloramines in your water, as well as other vitamins and minerals based on your personal health questionnaire.




Dual Module System


Customized Cartridges

We have meticulously designed this system to work instantly, without any noticeable drop in flow pressure, or any change in color or bad taste. **Your water comes out fresh, clean, and pure.**

Merging data, science, and statistics for one of the most advanced ways to purify your water


Science-Based Solutions


Data-Driven Tech
We leverage data and science to customize your dual-module VAND system. We constantly analyze data on multiple metrics like major minerals, nutrients, pesticides, salinity, sediment, bacteria, etc. from thousands of locations worldwide.

5 different Subtractive Filters

x

5 Different Additive Modules

=

25 Different Module Combinations

The 68-95-99.7 Rule



After researching and testing multiple combinations of additive and subtractive filters, **we were able to address 99.73% of all water issues** with 25 different possible VAND module combinations.

Our algorithms constantly **monitor changes in the water**, by season for example, and send you the appropriate refills as you need them. Over time, with enough data, our systems get smarter, **predicting and delivering the modules as your water changes**; For example, after a prolonged drought, or from the surge caused by melting snow.

By purifying the water we create contamination and chemical-free experience for you. In the short term, better water calms inflammation response and boosts skin immunity, while acid mantle protection and balance are restored. In the long term, we believe your family's general health is tangibly improved.

HOW WE ARE DIFFERENT

"Digitally Native Vertical Brand" Born in the R&D Lab

Our company is evolving from a research and design beginning to a complete digitally native vertical brand (DNVB), *maintaining full control over our entire supply chain* – research, design, testing, manufacturing, branding, marketing, e-commerce and fulfillment.

Our customer engagement is end-to-end, with a tightly controlled branding and messaging throughout, leveraging social media to connect directly with our end consumers. We have already developed the product and have a functioning prototype; our next step is full-scale manufacturing. We directly source the materials for our proprietary design and retain full control over manufacturing, inventory, and distribution, ensuring no margin leakage to discounters or re-sellers.






As other digitally native vertical brands (DNVB) have emerged as leaders in their respective sectors, (for example Casper in mattresses, Away in luggage, Warby Parker in eyewear, etc.), they have left behind proven strategies for us to emulate. We aim to retain a leading branding agency, with a proven track record of building successful brand strategies for DNVBs, to further strengthen our marketing efforts.



What really sets VAND apart, aside from its advanced filtration system, is its design.



THE BUSINESS MODEL

Vertical Integration Maximizes Investor Returns

- **Subscription Model:** Plans for a negative cash conversion cycle, as suppliers

get paid monthly, long after customers pay the company annually.

- **Vertical Integration:** Increases profit margins to a projected 75+%, as we maintain tight control over entire supply chain – design, manufacturing, fulfillment - and eliminate middlemen, wholesalers, re-sellers and discount retailers. Based on our own research, web-only brands grow nearly three times faster than total e-commerce.
- **Return on Ad Spend (ROAS):** Our goal is a high 6X ROAS. With large amounts of ad inventory cheaply available, we are hopeful for an upwards trend.
    - High projected Customer Lifetime Value (CLTV): With a subscription model, the goal is to reach $500+ per customer
    - Low tested Customer Acquisition Cost (CAC): In our view, with no social-media-driven brand in this category, no bidding wars for targeted ads.


Sustainable Sourcing & Manufacturing


Automatic Refills
Comes with a 1-year subscription to cartridge refills.
You get the latest technology, backed by the freshest data, delivered to your door, when you need it.


Welcome to the new water experience

THE VISION

Evolving Sector Ripe for Disruption

While Big Tech is focusing on the living room, and Sleep Tech is emerging, we believe **Bath Tech remains dominated by large, slow-moving incumbents.** Young and nimble startups - Quip in dental care, Harry's in Men's Grooming, etc. - have successfully disrupted the status quo with innovation,

design and the DNVB playbook.



OUR TEAM

Experience Meets Talent and Expertise

Co-founders Koustubh and Sankalpa have decades of experience in management consulting, finance and entrepreneurship, with stints at major multinational corporations and multilateral development agencies. To bring their vision for VAND to life, they have brought together a talented team with deep expertise in their respective functions. They have also built a strong company advisory board that includes leaders in the fields of research, industrial design, product development, branding/marketing and manufacturing.







As Improved IoT & bio-mechanical sensors will provide richer data, while AI & better analytics will improve recommendations and health outcomes, we plan to incorporate these developments into our future products. **The VAND is just the beginning** of our journey to be at the forefront of this emerging arena – the connected bathroom.

WHY INVEST

Unique Opportunity at the Future of Health & Retail

This is an opportunity to invest in the future of personal healthcare – driven by technological advances in hardware such as nano-composite membranes, and bio-sensors, as well as in software such data mining, machine learning, predictive analytics and other areas of artificial intelligence.

This is also an opportunity to invest in the future of retail faces immense challenges, DNVBs have emerged as the nimbler alternative – vertical integration enabling tighter feedback loops, social media powering multi-point customer engagement throughout the product experience journey, and in-house research and design fueling higher margins.

We have built the product, we have the customers, now we need you to help us manufacture VAND and bring it to life!





Company Founded

We formed a company to bring our ideas to the forefront.



1st VAND Prototype

First prototype 3D printed & tested in labs. Experimented with different materials and colors.



Media Presence Established

Website launched and social media presence established

Company Re-branded

Vand Labs Inc. reflects our strategic shift to build a DNVB around our core product, the VAND



Launching on StartEngine!

We are now launching our equity crowdfunding campaign to fuel our growth.

Projected Marketing Campaign Launch

We plan to launch a multi-channel branding and marketing campaign with a leading media agency

Feb 2019   **May 2019**   **Oct 2019**   **Feb 2020**   **Apr 2020**   **Aug 2020**

Mar 2019   **Aug 2019**   **Jan 2020**   **Mar 2020**   **Jul 2020**   **Sep 2020**



2nd VAND Prototype

Created 2nd prototype with final materials and specs. Tested in daily use environments.



Projected Ship Date

First VAND units ready for sale and shipping out



Patent Applications Filed

Non-provisional Design Patent & Provisional Process/Utility Patent





Design Study Completed

Completed a deep dive into product design, combining our knowledge on products, materials, and technologies, with our vision.

Packaging Finalized

Designed packaging to technical requirements with volume manufacturer. Samples created & tested.



Projected First Production VAND

Begin volume manufacturing with all tooling and molds finalized

Meet Our Team



Koustubh Parulekar
Founder & CEO

Koustubh is a passionate entrepreneur with over a decade of experience in startups at every stage; his own collegiate startup that was a finalist at the Oxford Global Entrepreneur Challenge, a pre-IPO startup in Silicon Valley, a post-ICO startup in New York, implementing corporate 'intra-preneurship' in 10+ countries, and currently as mentor/advisor to multiple startups in New York. He leads all the operational and



Sankalpa Dashrath
Co-Founder

Sankalpa has more than a decade of experience in management consulting and strategic advisory through international roles with the World Bank, United Nations, and Deloitte. Her expertise lies in market analysis, product management, and go-to market strategies with a special focus on luxury goods and retail. She currently works part-time for VAND and will be leading the social media centric marketing and customer

financial aspects of the company and VAND is his full-time role.

He holds a BBA from Syracuse University, a MA from Johns Hopkins University, and a MBA from INSEAD in France.



acquisition strategies at VAND.

She holds three degrees; a BA in German, a MBA and MA from Columbia University in New York.





Alexandra Laliberte
Head of Marketing & Community

Alex leads the overall business marketing strategy of the company, working with researchers and designers to find the best ways to engage the larger VAND community.

She holds a degree in Biomedical Sciences from the University of Sussex.





Phillip Galinsky
Head of Media & Content

Philip leads all the creative aspects of the company, working with designers, copywriters, and marketers, as well as external media agencies to craft the complete customer journey for VAND.

He is also an accomplished filmmaker with multiple production credits.



Offering Summary

Company :	Vand Labs Inc.
Corporate Address :	225 Cherry Street, 58H, New York, NY 10002
Offering Minimum :	$10,000.00
Offering Maximum :	$107,000.00
Minimum Investment Amount (per investor) :	$250.00

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares :	

Offered : 10,000

Maximum Number of Shares Offered : 107,000

Price per Share : $1.00

Pre-Money Valuation : $5,000,000.00

Voting Rights in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Perks*

All Investor Owners Club

- 10% lifetime discount on in store purchases with exclusive FOUNDER code
- Early access to new products, limited edition products, etc.
- Private owners group for feedback, suggestions, referrals, new business opportunities, etc.

Early Bird

- First 48 hours: Friends and Family Early Birds | 10% bonus shares + Free VAND + 1yr refills
- Next 5 days: Early Bird Bonus | 5% bonus shares + Free VAND

Volume

- $1,000 + : 1 Free VAND + 1 yr free refills + 2% bonus shares
- $2,000 + : 2 Free VAND + 2 yrs free refills each + 3% bonus shares
- $5,000 + : 3 Free VANDs + Lifetime free refills + 5% bonus shares
- $20,000 + : 10 Free VANDs (gift-able) + Lifetime free refills + 10% bonus shares

The 10% Bonus for StartEngine Shareholders

Vand Labs Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 110 Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

VAND Video Transcript

Koustubh Parulekar: Vand Labs designs, manufactures and markets products for your health. Our first product is the VAND shower water purifier, is customized to your water and your needs.

Every shower you take exposes you to 20 gallons of water; often polluted with physical, chemical and biological contaminants, affecting your hair, skin and health, and often exacerbating allergies and other conditions.

The VAND dual-module solution leverages data and science to rid your water of impurities so that you can lead a healthier life.

Sankalpa Dashrath: We are an experienced team of researchers, designers and entrepreneurs, leveraging our diversity to bring the VAND to life

Koustubh Parulekar: We have invested significant resources into research, industrial design and product prototyping.

Antoine Beynel: To us, honest and meaningful design is timeless

Baptiste Maingon: We are making a conscious effort to ensure environmental friendliness at every step

Koustubh Parulekar: We are now ready to transition to volume manufacturing. We want to grow fast, using proven strategies that leverage digital advertising, e-commerce and social media. Our marketing trials show high consumer demand and low customer acquisition cost, while our subscription model ensures high customer lifetime value. We are developing a new dashboard app with data analyzing that show your water usage, pollutant monitoring, and health tracking

Sankalpa Dashrath: We know you will love the VAND as much as we do. Thanks for helping us bring it to life.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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